

September 29, 2010

<u>Via U S Mail and FAX [(847) 735-4042]</u>

Mr. Peter B. Hamilton
Senior Vice President and Chief Financial Officer
Brunswick Corporation
1 N. Field Court
Lake Forest, Illinois 60045

> **Re:** **Brunswick Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on February 23, 2010**
> **File No. 001-01043**

Dear Mr. Hamilton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please response to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. Peter B. Hamilton

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Goodwill and Trade Name Impairments page 26

1. You disclose that it is reasonably possible that there could be an impairment charge in future periods for goodwill allocated to the fitness reporting unit. To enhance your disclosure about these risks, please consider the following in future disclosure regarding the fitness reporting unit:

   - It appears that you utilize a discounted cash flow approach in estimating the fair value of the reporting unit. In that regard, please describe your method, the key assumptions and how those assumptions are determined.
   - Describe the degree of uncertainty associated with individual key assumptions.
   - Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Critical Accounting Policies, page 46

2. Under "Goodwill and Indefinite-lived Intangible Assets," please expand in future filings to clarify how you estimate royalty rates, future cash flows and discount rates for purposes of applying the relief-from-royalty method in impairment testing of trade names. Also, describe the uncertainties regarding these estimates.

3. As a related matter, please similarly expand the disclosure under "Long-lived Assets" to identify and describe how you arrive at the key assumptions utilized in assessing amortizing long-lived assets for impairment.

Item 8. Financial Statements

Note 15. Post Retirement Benefits, page 97

4. We refer to the disclosures about the fair value of plan assets. We see that you have categorized plan assets in the fair value hierarchy and provided a description of the major components of those assets on pages 103 and 104. Please tell us where your disclosure also describes valuation techniques and the significant inputs used to measure fair value pursuant to FASB ASC 715-20-50-1(d).

Item 9A. Controls and Procedures, page 51

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

5. You indicate that disclosure controls and procedures are effective "in ensuring that all material information required to be filed has been made known in a timely manner." In future filings, if you elect to provide clarifying language after the word "effective," please use language similar consistent with the full two-sentence definition of disclosure controls and procedures from Exchange Act Rule 13a-15(e).

Item 11. Executive Compensation, page 52

6. We refer to your disclosure under "Risk Management" on page 16 of your definitive proxy statement that you have incorporated by reference to your Form 10-K and note your conclusion that your compensation policies and practices do not "result in risks that are reasonably likely to have a material adverse effect on the Company." Please describe the process referenced at the bottom of page 16 that the company undertook to reach the conclusion that disclosure pursuant to Regulation S-K Item 402(s) is not necessary. For example, please clarify whether, and if so how, the compensation decisions by management referenced on page 16 were determined as a result of this process, as well as what specific compensation policies and practices and risks were evaluated.

Item 13. Certain Relationships and Related Transactions…, page 52

7. We refer to your disclosure under "Review, Approval or Ratification of Transactions with Related Persons" on page 11 of your definitive proxy statement and note that you have not described your policies and procedures for the review, approval, or ratification of any transaction required to be reported pursuant to Regulation S-K Item 404(a)(1). Please tell us and amend your future filings to disclose your policies and procedures for related person transactions, including the types of transactions covered, the standards to be applied pursuant to such policies and procedures, and how such policies and procedures are evidenced. See Regulation S-K Item 404(b)(1). See also Question 130.06 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Mr. Peter B. Hamilton
Brunswick Corporation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions. In their absence, you may contact me at (202) 551-3676.

Sincerely,

Brian R. Cascio
Accounting Branch Chief